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UN 08031466
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendiant Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18881 Von Karman Ave. 16th Floor
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos 404-303-8840 ext 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corbin & Company
(Name – *if individual, state last, first, middle name*)

2603 Main Street, Suite 600 (Address) Irvine (City) CA (State) 92614 (Zip Code)

PROCESSED
MAY 05 2008
THOMSON REUTERS

SEC Mail Processing Section
MAY 01 2008
Washington, DC
104

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendiant Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON, JR. MY COMMISSION EXPIRES JAN 8 2010 FORSYTH COUNTY, GA. NOTARY PUBLIC

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)
SEC ID No. 8-66203

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2007

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

KMJ | Corbin & Company

Business Advisors Tax and Audit

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ascendiant Securities, LLC

We have audited the accompanying statement of financial condition of Ascendiant Securities, LLC (the "Company") (a wholly owned subsidiary of Ascendiant Capital Group, LLC) as of December 31, 2007, and the related statements of income and member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascendiant Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Irvine, California
February 29, 2008

p 949 296 9700 f 949 296 9701 2603 Main Street Suite 600 Irvine CA 92614 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2007
Current assets:	
Cash and cash equivalents	$ 20,210
Placement fees receivable	103,520
Current portion of note receivable	57,200
Investment in marketable securities	15,000
Total current assets	195,930
Note receivable, net of current portion	20,800
Deposits	1,401
	$ 218,131
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 9,600
Income taxes payable	12,000
Total current liabilities	21,600
Commitments and contingencies	
Member's capital:	
Member's capital	25,000
Retained earnings	171,531
Total member's capital	196,531
	$ 218,131

See accompanying notes to financial statements

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)

STATEMENT OF INCOME AND MEMBER'S CAPITAL

	For The Year Ended December 31, 2007
Revenues:	
Placement fees	$ 1,658,595
Expenses:	
Consulting expenses	12,328
Regulatory fees and expenses	4,162
Other general and administrative	18,676
Total expenses	35,166
Income from operations	1,623,429
Other income (expense):	
Interest income	11,041
Unrealized loss on marketable securities	(22,813)
Refunds from regulatory agencies	35,000
Total other income, net	23,228
Income before income taxes	1,646,657
Income taxes	6,800
Net income	1,639,857
Member's capital, beginning of year	313,474
Distributions	(1,756,800)
Member's capital, end of year	$ 196,531

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2007
Cash flows from operating activities:	
Net income	$ 1,639,857
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on marketable securities	22,813
Other non cash expenses	51,887
Changes in operating assets and liabilities:	
Placement fees receivable	(103,520)
Deposits	(705)
Accounts payable and accrued expenses	(350)
Net cash provided by operating activities	1,609,982
Cash flows used in investing activities:	
Issuance of note receivable	(78,000)
Cash flows used in financing activities:	
Distributions to parent	(1,756,800)
Net decrease in cash and cash equivalents	(224,818)
Cash and cash equivalents, beginning of year	245,028
Cash and cash equivalents, end of year	$ 20,210
Supplemental disclosure of cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 1,600

See accompanying notes to financial statements

NOTE 1 – GENERAL

Ascendiant Securities, LLC (the "Company") was incorporated in the state of Nevada on August 19, 2003 and commenced operations on January 20, 2004. The Company is wholly owned by Ascendiant Capital Group, LLC ("ACG" or the "Parent").

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is a limited purpose broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2007, the Company had net capital of $159,330, which was $154,330 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 14 to 1 as of December 31, 2007.

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of revenues in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") limits per customer per financial institution. At December 31, 2007, the Company has $12,576 of cash balances in excess of the FDIC limits.

Customers

Fifteen customers accounted for all of the Company's revenues in 2007, including one customer accounting for approximately 25% of the Company's revenues.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reporting period.

Investment in Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company determines the appropriate classification of its investment in marketable equity securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company's investment in marketable securities has been classified and accounted for as trading securities based on management's investment intentions relating to these securities. Unrealized losses totaling $22,813 are recorded as other expense for the year ended December 31, 2007.

Revenue Recognition

Placement fees are recorded upon the close of the related transaction.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

All income and losses of the Company are passed through to the member and the member reports these on its individual income tax returns. There is no entity level tax for the Company for Federal purposes. The State of California imposes an $800 annual tax per year and a gross receipts fee based on the total income from all sources reportable to the state.

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's continued operational success is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations to fund its operations. In the event that additional funds are required, ACG has committed to provide such funding.

NOTE 3 – NOTE RECEIVABLE

During the year ended December 31, 2007, the Company received a promissory note receivable for $78,000 from an unrelated third party in connection with the performance of placement services. The note receivable bears interest at the greater of (i) the prime rate plus 3% (10.25% at December 31, 2007, or (ii) 11.25%). The note receivable is payable in 15 equal monthly installments of $5,200 commencing February 15, 2008, plus accrued and unpaid interest. The note receivable is secured by substantially all of the third party's assets and is subordinated to certain borrowings of the third party.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is obligated to pay $400 monthly in the form of management fees to ACG for general and administrative support provided to the Company. Management fee expense was $4,800 for the year ended December 31, 2007 and is included in other general and administrative expenses in the accompanying statement of income.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		As of December 31, 2007
Net capital:		
Total member's capital from statement of financial condition	$	196,531
Deductions:		
Investments in marketable securities		(15,000)
Non-current portion of note receivable		(20,800)
Other unallowable assets		(1,401)
Net capital		159,330
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $21,600 or $5,000)		5,000
Excess net capital	$	154,330
Aggregate indebtedness	$	21,600
Ratio of aggregate indebtedness to net capital		.14 to 1

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$	10,183
Reconciling items:		
Adjustments to net income:		
Placement fee revenue earned but not recorded		181,520
Income tax accrual		(5,200)
Other miscellaneous expense accruals		(6,800)
Total adjustments to net income		169,520
Adjustments to non-allowable assets:		
Non-current portion of note receivable		(20,800)
Deposits adjustment		175
Other		(252)
Total adjustments to non-allowable assets		(20,373)
Net capital per above	$	159,330

KMJ | Corbin & Company
Business Advisors Tax and Audit

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Ascendiant Securities, LLC

In planning and performing our audit of the financial statements of Ascendiant Securities, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

p 949 296 9700 f 949 296 9701 2603 Main Street Suite 600 Irvine CA 92614 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Irvine, California
February 29, 2008

END